SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐            Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2014

Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Executive V.P. Corporate Development and Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw announces third quarter financial and operating results and updated guidance

•	Third quarter and year-to-date consolidated revenues improved 1% and 2%, respectively, over the same periods last year and operating income before restructuring costs and amortization increased 3% and 1%, respectively.

•	Net income was $228 million or $0.47 per share for the quarter and $695 million or $1.45 per share for the year-to-date period.

•	2014 financial guidance updated with free cash flow now expected to exceed $650 million.

Calgary, Alberta (June 26, 2014) – Shaw Communications Inc. announced consolidated financial and operating results for the three and nine months ended May 31, 2014. Consolidated revenue for the current quarter and year-to-date period of $1.34 billion and $3.98 billion, respectively, was up 1% and 2% over the comparable periods last year. Total operating income before restructuring costs and amortization1 of $601 million improved 3% over the comparable quarter while the year-to-date amount of $1.74 billion improved 1% over the prior year.

Free cash flow1 for the three and nine month periods of $240 million and $555 million, respectively, compared to $138 million and $543 million for the same periods last year. The current three month period included lower capital investment compared to the prior year.

Net income of $228 million or $0.47 per share for the quarter ended May 31, 2014 compared to $250 million or $0.52 per share for the same period last year. Net income for the nine month period was $695 million or $1.45 per share compared to $667 million or $1.40 per share. The year-to-date improvement was primarily due to lower amortization and interest expense partially offset by restructuring amounts. The current quarter declined as the net impact of the aforementioned items and lower income taxes was more than offset by the gain on sale of certain cable assets in the comparable quarter.

Chief Executive Officer, Brad Shaw said, “Our third quarter operating and financial results were solid as we continue to focus on the customer experience, leading technology, value leadership, and operational efficiencies. During the quarter we undertook various actions to improve our overall efficiency, including announcing a reorganization of our Cable and Satellite business units into Consumer and Business, enhancing our ability to grow as the leading content and network experience company.”

“We continue to invest in our network and systems to deliver an exceptional customer experience. During the quarter we surpassed 40,000 hotspots for Shaw Go WiFi and launched a number of new apps as we enhance our products and services.”

Revenue in the Cable division of $845 million and $2.53 billion for the current three and nine month periods improved 2% and 3%, respectively, over the comparable periods. Operating income before restructuring costs and amortization for the quarter of $417 million increased 5% over the same quarter last year and the year-to-date period improved 3% to $1.22 billion.

Satellite revenue of $220 million and $658 million for the three and nine month periods, respectively, compared to $218 million and $641 million in the same periods last year. Operating income before restructuring costs and amortization for the current quarter was $70 million compared to $72 million last year and the year-to-date amount of $205 million declined from $219 million in the prior year.

Quarterly revenue and operating income before restructuring costs and amortization in the Media division of $301 million and $114 million, respectively, declined from $307 million and $116 million in the same period last year. On a year-to-date basis Media revenue was $865 million compared to $875 million last year and operating income before restructuring costs and amortization was $312 million compared to $319 million in the comparable period last year.

Brad Shaw concluded “Our commitment to putting our customer first has not waivered and continues to drive sustainable growth, delivering value to our customers and our shareholders. Our positive momentum is expected to continue and as a result we are increasing our fiscal 2014 guidance and now expect free cash flow to exceed $650 million.”

“We have evolved from a traditional cable and media company to a diverse entertainment and communications leader, delivering connectivity and programming across multiple platforms and services. We remain focused on driving performance and value for all of our stakeholders through continuous enhancements and improvements in our operations.”

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MAY 31, 2014

June 26, 2014

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2013 Annual MD&A included in the Company’s August 31, 2013 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

THIRD QUARTER ENDING MAY 31, 2014

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($ millions Cdn except per share amounts)	2014	2013	%	2014	2013	%
Operations:
Revenue	1,342	1,326	1.2	3,978	3,896	2.1
Operating income before restructuring costs and amortization (1)	601	585	2.7	1,737	1,724	0.8
Operating margin (1)	44.8%	44.1%	0.7	43.7%	44.3%	(0.6)
Funds flow from operations (2)	393	438	(10.3)	1,132	951	19.0
Net income	228	250	(8.8)	695	667	4.2
Per share data:
Earnings per share
Basic	0.47	0.52		1.45	1.40
Diluted	0.47	0.52		1.44	1.39
Weighted average participating shares outstanding during period (millions)	458	449		456	447

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2014	2014	2013	2014	2013
Subscriber statistics:
Video customers	1,977,795	(12,075)	(26,578)	(62,452)	(79,980)
Internet customers	1,918,418	12,399	4,157	27,912	17,469
Digital phone lines	1,374,220	4,834	17,719	14,260	47,694
DTH customers	887,229	(5,608)	(2,930)	(16,336)	(5,623)

Shaw Communications Inc.

Consolidated Overview

Consolidated revenue of $1.34 billion and $3.98 billion for the three and nine month periods improved 1% and 2%, respectively, over the comparable periods last year. Consolidated operating income before restructuring costs and amortization for the three month period of $601 million improved 3%, while the year-to-date amount of $1.74 billion improved 1% over the prior year. After adjusting for the net impact of acquisition and disposition activity, operating income before restructuring costs and amortization was up 4% for the quarter and 2% on a year-to-date basis.

The revenue growth in the Cable division, primarily driven by pricing adjustments and growth in Business, were partially reduced by various expense increases including employee related amounts and programming. Media’s revenue and operating income before restructuring costs and amortization were down primarily due to reduced advertising revenues partially offset by increased subscriber revenues as well as the favorable impact of a retroactive adjustment in the first quarter of the year related to distant signal retransmission royalties. Revenue growth in the Satellite division, primarily due to pricing adjustments, was more than offset by higher expenses including operating costs related to the new Anik G1 satellite and programming expenses. Within all segments, the comparable nine month period benefitted from a one-time adjustment related to certain broadcast license fees totaling approximately $14 million.

The Company’s strategy is to balance financial results with maintenance of overall revenue generating units (“RGUs”). The Cable and Satellite divisions have 6.2 million RGUs – which represents the number of products sold to customers. During the quarter overall RGUs declined by 450. The Video loss of 12,075 benefitted from a strong quarter of Business net additions of approximately 6,000.

During the quarter, the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading content and network experience company. Shaw’s residential and enterprise services will be reorganized into new Consumer and Business units while the Media division will continue to be managed as a standalone unit. In connection with the restructuring of its operations, the Company recorded $53 million primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million. The Company expects to commence reporting on the new divisions of Consumer, Business and Media in the first quarter of fiscal 2015.

Shaw added to its TV Everywhere content strategy during the quarter with the launch of three additional Shaw Go kids apps, giving families on-the-go access to their favorite programming. Shaw also continued to invest in Shaw Go WiFi and now has over 40,000 hotspots and over 1,000,000 devices registered on the network, reflecting the value of the service to our customers.

During the quarter Shaw entered into a marketing, content and promotion partnership with Rdio, Inc. (“Rdio”) a leading digital music service with a catalog of over 20 million songs. The service allows users to listen anywhere – the web, phone, or offline – and complements Shaw’s broadband and Shaw Go WiFi services. As part of the arrangement Shaw made a financial investment in Rdio’s holding company, Pulser Media Inc. (“Pulser”). In addition this quarter, Shaw also made a minority investment in SHOP.CA, one of Canada’s leading on-line ecommerce destinations.

Shaw Communications Inc.

Last year, Shaw entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions closed April 30, 2013 and Historia and Series+ closed on January 1, 2014. The Company recorded a gain of $49 million on the sale of Historia and Series+.

Net income was $228 million and $695 million for the three and nine months ended May 31, 2014 compared to $250 million and $667 million for the same periods last year. Outlined below are details on operating and non-operating components of net income for each period.

($ millions Cdn)	Nine months ended		Non-	Nine months ended		Non-
	May 31, 2014	Operating	operating	May 31, 2013	Operating	operating
Operating income	1,105	1,105	—	1,093	1,093	—
Amortization of financing costs – long-term debt	(3)	(3)	—	(3)	(3)	—
Interest expense	(203)	(203)	—	(234)	(234)	—
Gain on sale of media assets	49	—	49	—	—	—
Gain on sale of cablesystem	—	—	—	50	—	50
Acquisition and divestment costs	—	—	—	(8)	—	(8)
Gain on sale of associate	—	—	—	9	—	9
Accretion of long-term liabilities and provisions	(4)	—	(4)	(7)	—	(7)
Debt retirement costs	(8)	—	(8)	—	—	—
Other losses	(6)	—	(6)	(9)	—	(9)

Income before income taxes	930	899	31	891	856	35
Current income tax expense (recovery)	276	281	(5)	147	240	(93)
Deferred income tax expense (recovery)	(41)	(41)	—	77	(17)	94

Net income	695	659	36	667	633	34

($ millions Cdn)	Three months ended		Non-	Three months ended		Non-
	May 31, 2014	Operating	operating	May 31, 2013	Operating	operating
Operating income	365	365	—	373	373	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(1)	(1)	—
Interest expense	(62)	(62)	—	(75)	(75)	—
Gain on sale of media assets	—	—	—	—	—	—
Gain on sale of cablesystem	—	—	—	50	—	50
Acquisition and divestment costs	—	—	—	(8)	—	(8)
Gain on sale of associate	—	—	—	9	—	9
Accretion of long-term liabilities and provisions	(1)	—	(1)	(2)	—	(2)
Debt retirement costs	—	—	—	—	—	—
Other losses	(4)	—	(4)	(3)	—	(3)

Income (loss) before income taxes	297	302	(5)	343	297	46
Current income tax expense (recovery)	89	101	(12)	62	85	(23)
Deferred income tax expense (recovery)	(20)	(20)	—	31	(8)	39

Net income	228	221	7	250	220	30

Shaw Communications Inc.

The changes in net income are outlined in the table below.

	May 31, 2014 net income compared to:
	Three months ended		Nine months ended
($ millions Cdn)	February 28, 2014	May 31, 2013	May 31, 2013
Increased operating income before restructuring costs and amortization (1)	73	16	13
Restructuring costs	(53)	(53)	(53)
Decreased amortization	19	29	52
Decreased interest expense	6	13	31
Change in net other costs and revenue (2)	(41)	(51)	(4)
Decreased (increased) income taxes	2	24	(11)

	6	(22)	28

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes gains on sale of media assets and cablesystem, acquisition and divestment costs, gain on sale of associate, accretion of long-term liabilities and provisions, debt retirement costs and other losses as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.47 and $1.45 for the current quarter and year-to-date periods, respectively, compared to $0.52 and $1.40 in the same periods last year. The year-to-date improvement was primarily due to lower amortization and interest expense partially offset by restructuring costs. The current quarter declined as the net impact of the aforementioned items and lower income taxes was more than offset by the gain on sale of Mountain Cablevision Limited (“Mountain Cable”) in the comparable quarter.

Net income in the current quarter was comparable to the second quarter of fiscal 2014. In the current quarter higher operating income before restructuring costs and amortization of $73 million, primarily due to seasonality in the Media business, and lower amortization was offset by $53 million of restructuring costs and the gain recorded in the prior quarter on the sale of certain media assets.

Free cash flow for the quarter of $240 million improved from $138 million in the comparative three month period primarily due to lower capital investment of $87 million. Free cash flow for the year-to-date period of $555 million was comparable to $543 million in the same period last year.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Shaw Communications Inc.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended May 31,		Nine months ended May 31,
($ millions Cdn)	2014	2013	2014	2013
Operating income	365	373	1,105	1,093
Add back (deduct):
Restructuring costs	53	—	53	—
Amortization:
Deferred equipment revenue	(18)	(31)	(50)	(91)
Deferred equipment costs	37	65	103	192
Property, plant and equipment, intangibles and other	164	178	526	530

Operating income before restructuring costs and amortization	601	585	1,737	1,724

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Shaw Communications Inc.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before restructuring costs and amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considered the initial $300 million supplemental executive retirement plan funding in the prior year to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Accelerated capital fund

During the prior year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013 and $250 million and $140 million, respectively, are expected to be invested in fiscal 2014 and 2015.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue
Cable	845	825	2.4	2,528	2,448	3.3
Satellite	220	218	0.9	658	641	2.7
Media	301	307	(2.0)	865	875	(1.1)

	1,366	1,350	1.2	4,051	3,964	2.2
Intersegment eliminations	(24)	(24)	—	(73)	(68)	7.4

	1,342	1,326	1.2	3,978	3,896	2.1

Operating income before restructuring costs and amortization (1)
Cable	417	397	5.0	1,220	1,186	2.9
Satellite	70	72	(2.8)	205	219	(6.4)
Media	114	116	(1.7)	312	319	(2.2)

	601	585	2.7	1,737	1,724	0.8

Capital expenditures and equipment costs (net):(2)
Cable	213	255	(16.5)	712	571	24.7
Accelerated capital fund investment (1)	(53)	(40)	32.5	(161)	(50)	>100.0

Adjusted Cable	160	215	(25.6)	551	521	5.8
Satellite	17	46	(63.0)	71	92	(22.8)
Media	3	6	(50.0)	7	16	(56.2)

	180	267	(32.6)	629	629	—

Free cash flow before the following	421	318	32.4	1,108	1,095	1.2
Less:
Interest	(62)	(75)	(17.3)	(202)	(233)	(13.3)
Cash taxes	(101)	(85)	18.8	(281)	(240)	17.1
Other adjustments:
Non-cash share-based compensation	—	1	(100.0)	2	4	(50.0)
CRTC benefit obligation funding	(15)	(13)	15.4	(42)	(37)	13.5
Non-controlling interests	(8)	(11)	(27.3)	(25)	(33)	(24.2)
Pension adjustment	3	3	—	(8)	8	>100.0
Customer equipment financing	5	3	66.7	13	(11)	>100.0
Preferred share dividends	(3)	(3)	—	(10)	(10)	—

Free cash flow (1)	240	138	73.9	555	543	2.2

Operating margin (1)
Cable	49.3%	48.1%	1.2	48.3%	48.4%	(0.1)
Satellite	31.8%	33.0%	(1.2)	31.2%	34.2%	(3.0)
Media	37.9%	37.8%	0.1	36.1%	36.5%	(0.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($ millions Cdn)
Fund Opening Balance	110	250	140	500
Accelerated capital investment	110	161	—	271

Fund Closing Balance, May 31, 2014	—	89	140	229

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	845	825	2.4	2,528	2,448	3.3

Operating income before restructuring costs and amortization (1)	417	397	5.0	1,220	1,186	2.9
Capital expenditures and equipment costs (net):
New housing development	22	26	(15.4)	67	71	(5.6)
Success based	54	60	(10.0)	180	139	29.5
Upgrades and enhancement	84	110	(23.6)	281	247	13.8
Replacement	10	13	(23.1)	36	33	9.1
Buildings and other	43	46	(6.5)	148	81	82.7

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	213	255	(16.5)	712	571	24.7

Operating margin (1)	49.3%	48.1%	1.2	48.3%	48.4%	(0.1)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	The three and nine months ended May 31, 2014 include $53 million (2013—$40 million) and $161 million (2013—$50 million), respectively, related to certain capital investments that are being funded from the accelerated capital fund.

Operating Highlights

•	Revenue and operating income before restructuring costs and amortization improved 3.3% and 2.9%, respectively, over the comparable period last year.

•	During the quarter Internet customers were up 12,399 to 1,918,418 and Digital Phone lines increased 4,834 totaling 1,374,220 as at May 31, 2014. Video subscribers decreased 12,075.

Cable revenue for the three and nine month periods of $845 million and $2.53 billion improved 2.4% and 3.3%, respectively, over the comparable periods last year. Price adjustments along with growth in Business, including the Envision acquisition, were partially offset by lower Video subscribers and the divestiture of Mountain Cable. In addition, the year-to-date results benefitted from lower promotional activity compared to the prior year.

Operating income before restructuring costs and amortization for the quarter of $417 million was up 5.0% over the same period last year. The year-to-date amount of $1.22 billion improved 2.9%. In each of the current periods, the net revenue related improvements, along with lower marketing expenses and the reduction in the local programming improvement fund (“LPIF”) from 1.0% to 0.5%, were partially reduced by increased programming amounts related to new services and increased rates as contracts renewed and higher employee related costs. The prior nine month period also benefitted from a favorable adjustment of approximately $7 million to align certain broadcast license fees with the CRTC billing period.

Compared to the second quarter of fiscal 2014 revenue improved 1% and operating income before restructuring costs and amortization was up 4.8%. Price adjustments, customer growth, and lower employee related costs due to the restructuring and various other expense reductions contributed to the improvement.

Shaw Communications Inc.

Capital investment was $213 million and $712 million in the current three and nine month periods and included $53 million and $161 million, respectively, of investment funded through the accelerated capital fund. Capital investment for the same periods last year was $255 million and $571 million and included $40 million and $50 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives include continued investment on the new data centre, network capacity, next generation delivery systems, and expediting the WiFi infrastructure build.

Success-based capital in the quarter was $6 million lower than the comparable three month period due to lower video equipment activations, partially offset by higher WiFi modem purchases. For the nine month period success-based spend was $41 million higher than the same period last year due to Video equipment included offers and higher WiFi modem purchases.

Quarterly investment in Upgrades and enhancement and Replacement categories combined of $94 million declined $29 million compared to the third quarter last year mainly due to timing of spending in the current year on IPTV delivery systems (“IPTV”). For the year-to-date period investment was up $37 million to $317 million due to higher investment on IPTV and related network electronics, upgrades to improve internet bandwidth capacity and congestion, and business customer growth, partially offset by prior year investment in the digital network upgrade project.

Investment in Buildings and other for the current quarter was in line with same period last year. The year-to-date increase of $67 million related to higher spending on the new internal data centre, Shaw Court refurbishment and investment in certain other corporate assets.

Spending in New housing development was down $4 million compared to each of the three month and nine month periods due to marginally lower activity.

Shaw continues to invest in the largest WiFi network in Canada, now with over 40,000 hotspots located in businesses and municipalities from Victoria, British Columbia to Sault Ste. Marie, Ontario. Shaw’s carrier-grade network allows Shaw Internet customers, while on the go, to access and stream internet content, including Shaw Go Apps. During the quarter, Shaw announced a partnership with the City of Penticton to offer Shaw Go WiFi service at key City locations that will provide both residents and Shaw customers with even greater access to Shaw Go WiFi.

In addition to the launch of three new Shaw Go kids apps offering parents and children access to select programming from Family Channel, Disney XD and Disney Junior programs anytime, anywhere, Shaw also launched the Shaw Go Gateway app. The Shaw Go Gateway app allows customers with Shaw Gateway equipment to search and record all their favourite shows no matter where they are, in or out of their home from an Apple device or Android tablet.

Shaw Communications Inc.

Subscriber Statistics

			May 31, 2014
			Three months ended		Nine months ended
	May 31, 2014	August 31, 2013	Growth	Change %	Growth	Change %
VIDEO:
Connected	1,977,795	2,040,247	(12,075)	(0.6)	(62,452)	(3.1)
Penetration as % of homes passed	48.6%	50.9%

INTERNET:
Connected	1,918,418	1,890,506	12,399	0.7	27,912	1.5
Standalone Internet not included in video	373,272	320,724	18,604	5.2	52,548	16.4
Penetration as % of video (excluding Standalone Internet)	78.1%	76.9%
DIGITAL PHONE:
Number of lines (1)	1,374,220	1,359,960	4,834	0.4	14,260	1.0

(1)	Represents primary and secondary lines on billing.

SATELLITE

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($ millions Cdn)	2014	2013	%	2014	2013	%
Revenue	220	218	0.9	658	641	2.7

Operating income before restructuring costs and amortization (1)	70	72	(2.8)	205	219	(6.4)
Capital expenditures and equipment costs (net):
Success based (2)	16	21	(23.8)	62	61	1.6
Transponders	—	23	>100.0	—	23	>100.0
Buildings and other	1	2	(50.0)	9	8	12.5

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	17	46	(63.0)	71	92	(22.8)

Operating margin (1)	31.8%	33.0%	(1.2)	31.2%	34.2%	(3.0)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	Revenue for the current quarter and year-to-date period improved 0.9% and 2.7%, respectively. Operating income before restructuring costs and amortization of $70 million and $205 million for the three and nine month periods, respectively, declined from $72 million and $219 million in the same periods last year.
•	During the quarter Shaw Direct subscribers declined 5,608. As at May 31, 2014 DTH customers totaled 887,229.

Revenue of $220 million and $658 million for the three and nine month periods was up $2 million and $17 million over the comparable periods last year primarily due to rate adjustments partially offset by customer declines.

Shaw Communications Inc.

Operating income before restructuring costs and amortization of $70 million and $205 million for the three and nine month periods, respectively, declined $2 million and $14 million compared to the same periods last year. The revenue related growth was more than offset by operating costs related to the Anik G1 transponders launched in the third quarter last year, higher fees related to programming services, and various other expenses. The prior nine month period also benefitted from a favorable adjustment of approximately $4 million to align certain broadcast license fees with the CRTC billing period.

Revenue and operating income before restructuring costs and amortization for the current quarter were comparable to the second quarter of fiscal 2014.

Total capital investment of $17 million and $71 million for the three and nine month periods declined from $46 million and $92 million, respectively, in the same periods last year. The decrease was primarily due to the prior year periods including the final payment related to the Anik G1 transponders.

Subscriber Statistics

			May 31, 2014
			Three months ended		Nine months ended
	May 31, 2014	August 31, 2013	Growth	Change %	Growth	Change %
DTH customers (1)	887,229	903,565	(5,608)	(0.6)	(16,336)	(1.8)

(1)	Including seasonal customers who temporarily suspend their service.

MEDIA

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	301	307	(2.0)	865	875	(1.1)

Operating income before restructuring costs and amortization (1)	114	116	(1.7)	312	319	(2.2)
Capital expenditures:
Broadcast and transmission	2	2	—	3	5	(40.0)
Buildings and other	1	4	(75.0)	4	11	(63.6)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	3	6	(50.0)	7	16	(56.2)

Other adjustments:
CRTC benefit obligation funding	(15)	(13)	15.4	(42)	(37)	13.5
Non-controlling interests	(8)	(11)	(27.3)	(25)	(33)	(24.2)
Operating margin (1)	37.9%	37.8%	0.1	36.1%	36.5%	(0.4)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

Operating Highlights

Revenue and operating income before restructuring costs and amortization for the quarter was $301 million and $114 million, respectively, compared to $307 million and $116 million last year. The revenue decline was primarily due to the impact of the disposition of Historia and Series+ effective January 1, 2014 and a decline in advertising revenue, partially offset by increased subscriber and other revenues. The decrease in operating income before restructuring costs and amortization was due to the revenue decline partially offset by expense reductions including employee related and various other.

For the nine months ending May 31, 2014 revenue of $865 million and operating income before restructuring costs and amortization of $312 million compared to $875 million and $319 million, respectively, for the same periods last year. The decline in advertising revenues and the impact of the disposition of Historia and Series+ was partially offset by increased subscriber and other revenues that included a retroactive adjustment of $6 million related to Global’s share of royalties for distant signal transmission for the years 2009 through 2013. Operating income before restructuring costs and amortization declined due to the net revenue decrease partially reduced by various expense reductions. The prior nine month period also benefitted from a favorable adjustment of approximately $3 million to align certain broadcast license fees with the CRTC billing period.

Compared to the second quarter of fiscal 2014, revenue and operating income before restructuring costs and amortization improved $62 million and $53 million, respectively. The increase was primarily due to the seasonality of the Media business, with higher advertising revenues in the first and third quarters driven by launches of season premieres in the first quarter and mid season launches along with season finales in the third quarter resulting in higher advertiser demand.

In the quarter, Global continued to deliver solid programming results with strong audiences across a number of properties. Survivor ranked in the Top 5 nationally and in the Top 10 in all major metered markets. The NCIS franchise, Bones and two new programs, The Blacklist and Almost Human, delivered audiences in the Top 20 nationally. The return of 24: Live Another Day and the Canadian drama Rookie Blue season 5 each premiered in May 2014 to nearly 2 million viewers. In the summer schedule, Global will see the return of Big Brother, Rookie Blue and Under the Dome, along with new programs such as Extant, Night Shift and Crossbones. Shaw Media’s specialty portfolio continues to lead in the program rankers with 7 of the Top 10 and 13 of the Top 20 shows. On the channel rankings, Shaw Media also holds a leadership position, with 4 of the Top 10 analog channels and 5 of the Top 10 digital channels, with History the number one entertainment specialty channel.

During the quarter Shaw Media leveraged its relationships with the US Studios at the recent LA screenings to acquire additional programming that will start premiering in the fall. The new properties include 8 dramas and 4 comedies.

Global News continues to retain the number one position in the Vancouver, Calgary and Edmonton markets, while a focus on on-line and mobile audiences has maintained Globalnews.ca as Canada’s fastest growing major news site. Global News continues to receive recognition for the quality of its journalism and public service and recently was honoured with numerous awards from various organizations, including Global Calgary receiving the prestigious “Best Local Newscast in Canada” award.

Shaw Communications Inc.

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Restructuring costs

During the current quarter, the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading content and network experience company. In connection with the restructuring of its operations, the Company recorded $53 million in costs primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes.

Amortization

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Amortization revenue (expense) -
Deferred equipment revenue	18	31	(41.9)	50	91	(45.1)
Deferred equipment costs	(37)	(65)	(43.1)	(103)	(192)	(46.4)
Property, plant and equipment, intangibles and other	(164)	(178)	(7.9)	(526)	(530)	(0.8)

Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparable periods primarily due to the impact of the change in the amortization period for amounts in respect of customer premise equipment from two to three years.

Amortization of property, plant and equipment, intangibles and other decreased over the comparable quarter as the amortization of new expenditures was more than offset by the impact of assets that became fully depreciated and the effect of changes in useful lives of certain assets.

Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Amortization of financing costs – long-term debt	1	1	—	3	3	—
Interest expense	62	75	(17.3)	203	234	(13.2)

Interest expense decreased over the comparable periods primarily due to the combined impact of a lower average debt level and reduced average cost of borrowing.

Gain on sale of media assets

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014 and the company recorded proceeds of $141 million and a gain of $49 million.

Shaw Communications Inc.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Debt retirement costs

On February 18, 2014, the Company redeemed the $600 million 6.50% senior notes due June 2, 2014. In connection with the early redemption, the Company incurred costs of $7 million and wrote-off the remaining finance costs of $1 million.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. In fiscal 2013, the Company received insurance advances of $5 million related to its insurance claim and incurred additional costs of $12 million in respect of ongoing recovery activities. During the current year, the category includes additional proceeds of $6 million related to the aforementioned insurance claim and also includes a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund and a write-down of $6 million in respect of discontinued capital projects.

Income taxes

Income taxes were higher in the current year mainly due to higher net income before income tax.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2013 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets were $13.1 billion at May 31, 2014 compared to $12.7 billion at August 31, 2013. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2013.

Current assets increased $53 million primarily due to increases in cash, accounts receivable and inventories of $74 million, $58 million and $22 million, respectively partially offset by a decrease in assets held for sale of $105 million upon closing the sale of Historia and Series+ in the second quarter. Cash increased as funds provided by operations exceeded cash outlays for investing and financing activities. Accounts receivable increased due to higher advertising revenue in the third quarter of the current year compared to the fourth quarter of the prior year while inventories were higher due to timing of equipment purchases.

Shaw Communications Inc.

Investments and other assets increased $46 million due to various financial investments including the investments in Pulser and SHOP.CA.

Property, plant and equipment increased $164 million primarily as a result of current year capital investment exceeding amortization.

Other long-term assets decreased $7 million primarily due to lower customer equipment financing receivables.

Intangibles increased $64 million mainly due to additional investments in software intangibles and acquired program rights and advances exceeding the amortization for the current year.

Current liabilities decreased $889 million due to the repayment of the promissory note of $48 million, a decline in the current portion of long-term debt of $950 million, a decrease in liabilities associated with assets held for sale of $14 million and lower accounts payable and accrued liabilities of $52 million which were partially offset by increases in provisions of $32 million and income taxes payable of $134 million. The current portion of long-term debt decreased due to the repayment of the 7.5% $350 million senior notes which were due in November 2013 and early redemption of the 6.5% $600 million senior notes which were due June 2014. Liabilities associated with assets held for sale decreased as the sale of Historia and Series+ closed during the second quarter at which time the Company settled the promissory note that had been owing to Corus. Accounts payable and accruals decreased due to timing of payment and fluctuations in various payables including interest and capital expenditures. Provisions increased primarily due to the restructuring while income taxes payable increased due to the current period expense partially offset by net tax installment payments.

Long-term debt increased $820 million due to the issuance of 4.35% $500 million senior notes and $300 million floating rate senior notes and the refinancing of the Partnership’s mortgage debt.

Other long-term liabilities decreased $24 million primarily due to a decrease in CRTC benefit obligations.

Deferred income tax liabilities decreased $42 million due to the current year income tax recovery.

Shareholders’ equity increased $459 million primarily due to increases in share capital of $172 million and retained earnings of $291 million. Share capital increased due to the issuance of 7,070,627 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of June 15, 2014, share capital is as reported at May 31, 2014 with the exception of the issuance of a total of 134,100 Class B Non-Voting Shares upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $670 million partially offset by dividends of $379 million.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current nine month period, the Company generated $555 million of free cash flow. Shaw used its free cash flow along with $800 million of proceeds from the two senior unsecured note issuances, net proceeds from the transactions with Corus of $93 million, proceeds on issuance of Class B Non-Voting Shares of $56 million and other net items of $40 million (primarily in respect of a net reduction in working capital and inventory) to repay the 7.5% $350 million senior notes, redeem the 6.5% $600 million senior notes, pay common share dividends of $251 million, fund $161 million of accelerated capital spend, invest an additional net $34 million in program rights, pay $26 million of restructuring costs, make $48 million in financial investments and increase cash balances $74 million.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to the shelf prospectus, on January 31, 2014 the Company issued $500 million senior notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior notes due June 2, 2014 and for working capital and general corporate purposes.

On December 5, 2013 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 9, 2013 to December 8, 2014. No shares have been repurchased during the current year.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $107 million during the nine months ending May 31, 2014.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Funds flow from operations	393	438	(10.3)	1,132	951	19.0
Net change in non-cash working capital balances related to operations	5	(27)	>100.0	87	(77)	>100.0

	398	411	(3.2)	1,219	874	39.5

Funds flow from operations decreased over the comparative three month period due to restructuring amounts and higher current income tax expense partially offset by higher operating income before restructuring costs and amortization as well as lower interest expense. On a year-to-date basis, the impact of the aforementioned items were more than offset by a decrease in program rights purchases in the current period as well as the initial $300 million supplemental executive retirement plan funding in the prior year. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($ millions Cdn)	2014	2013	Increase	2014	2013	Increase
Cash flow used in investing activities	(269)	(164)	105	(733)	(347)	386

The cash used in investing activities increased over the comparable quarter due to the net cash receipt in respect of the transactions with Rogers partially offset by the acquisition of Envision in the comparative period. On a year-to-date basis, cash used in investing activities increased due to the aforementioned transactions last year and higher cash outlays for capital expenditures in the current year partially offset by the proceeds on the sale of Historia and Series+ which closed on January 1, 2014.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
($ millions Cdn)	2014	2013	2014	2013
Issuance of 4.35% senior unsecured notes	—	—	500	—
Issuance of floating rate senior unsecured notes	—	—	300	—
Redeem 6.5% senior unsecured notes	—	—	(600)	—
Repay 7.5% senior unsecured notes	—	—	(350)	—
Repay 6.1% senior unsecured notes	—	—	—	(450)
Repay promissory note	—	—	(48)	—
Prepay Partnership mortgage	—	—	(19)	—
Partnership mortgage loan proceeds	—	—	40	—
Senior notes issuance costs	—	—	(4)	—
Debt retirement costs	—	—	(7)	—
Dividends	(91)	(83)	(261)	(249)
Issuance of Class B Non-Voting Shares	26	16	56	48
Distributions paid to non-controlling interests	(9)	(5)	(19)	(12)
Repayment Partnership debt	—	(1)	—	(1)

	(74)	(73)	(412)	(664)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($ millions Cdn except per share amounts)
2014
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower.

Shaw Communications Inc.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before restructuring costs and amortization described above and the impact of the net change in non-operating items. In the third quarter of 2014, net income increased by $6 million due to higher income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased by $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. In the first quarter of 2014, net income increased by $128 million due to increased operating income before restructuring costs and amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization is due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased by $133 million due to decreased operating income before restructuring costs and amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and aforementioned write-down in the fourth quarter. In the third quarter of 2013, net income increased by $68 million due to increased operating income before restructuring costs and amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before restructuring costs and amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before restructuring costs and amortization of $100 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2013 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

Standards and interpretations issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain. This interpretation is effective for the annual period commencing September 1, 2014 and is not expected to have a significant effect on the Company’s financial statements.

•	IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard specifies how and when to recognize revenue as well as requiring more informative relevant disclosures. The new standard is effective for the annual period commencing September 1, 2017.

Shaw Communications Inc.

Change in accounting estimates

During the first quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period for amounts deferred under multiple element arrangements and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The effects of these changes in estimates in respect of unamortized balances at August 31, 2013 resulted in decreases to revenue and amortization as summarized below.

($ millions Cdn)	Three months ended May 31, 2014	Nine months ended May 31, 2014
Revenue	—	2
Amortization
Deferred equipment revenue	5	26
Deferred equipment costs	12	60
Property, plant and equipment, intangibles and other	18	45

2014 GUIDANCE

The Company’s preliminary view with respect to 2014 guidance was provided coincident with the release of its fourth quarter results on October 24, 2013. The Company is now updating its guidance. The Company expects consolidated revenue and operating income before restructuring costs and amortization growth, after adjusting for the net impact of fiscal 2013 acquisition and disposition activity, to range from 2% to 4%. Shaw expects a marginal decline in capital investment, excluding capital investment funded through the accelerated capital fund, and an increase in cash taxes. Free cash flow is now expected to exceed $650 million.

Certain important assumptions for 2014 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Shaw Communications Inc.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	May 31, 2014	August 31, 2013
ASSETS
Current
Cash	496	422
Accounts receivable	544	486
Inventories	118	96
Other current assets	78	72
Derivative instruments [note 11]	1	3
Assets held for sale [note 4]	11	116

	1,248	1,195
Investments and other assets [note 11]	56	10
Property, plant and equipment	3,534	3,370
Other long-term assets	299	306
Intangibles	7,217	7,153
Goodwill	698	698

	13,052	12,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	807	859
Provisions	58	26
Income taxes payable	270	136
Unearned revenue	181	172
Promissory note [note 4]	—	48
Current portion of long-term debt [notes 6 and 11]	—	950
Liabilities associated with assets held for sale [note 4]	—	14

	1,316	2,205
Long-term debt [notes 6 and 11]	4,688	3,868
Other long-term liabilities	199	223
Provisions	9	9
Deferred credits	868	872
Deferred income tax liabilities	1,100	1,142

	8,180	8,319
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	4,635	4,182
Non-controlling interests in subsidiaries	237	231

	4,872	4,413

	13,052	12,732

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars except per share amounts]	2014	2013	2014	2013
Revenue [note 3]	1,342	1,326	3,978	3,896
Operating, general and administrative expenses [note 5]	(741)	(741)	(2,241)	(2,172)
Restructuring costs [notes 5 and 12]	(53)	—	(53)	—
Amortization:
Deferred equipment revenue	18	31	50	91
Deferred equipment costs	(37)	(65)	(103)	(192)
Property, plant and equipment, intangibles and other	(164)	(178)	(526)	(530)

Operating income	365	373	1,105	1,093
Amortization of financing costs – long-term debt	(1)	(1)	(3)	(3)
Interest expense	(62)	(75)	(203)	(234)
Gain on sale of media assets [note 4]	—	—	49	—
Gain on sale of cablesystem	—	50	—	50
Acquisition and divestment costs	—	(8)	—	(8)
Gain on sale of associate	—	9	—	9
Accretion of long-term liabilities and provisions	(1)	(2)	(4)	(7)
Debt retirement costs [note 6]	—	—	(8)	—
Other losses [note 13]	(4)	(3)	(6)	(9)

Income before income taxes	297	343	930	891
Current income tax expense [note 3]	89	62	276	147
Deferred income tax expense (recovery)	(20)	31	(41)	77

Net income	228	250	695	667

Net income attributable to:
Equity shareholders	219	239	670	635
Non-controlling interests in subsidiaries	9	11	25	32

	228	250	695	667

Earnings per share [note 8]
Basic	0.47	0.52	1.45	1.40
Diluted	0.47	0.52	1.44	1.39

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars]	2014	2013	2014	2013
Net income	228	250	695	667
Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	1	3	3
Adjustment for hedged items recognized in the period	(2)	—	(4)	—
Unrealized loss on available-for-sale investment	(1)	—	(2)	—

	(3)	1	(3)	3

Comprehensive income	225	251	692	670

Comprehensive income attributable to:
Equity shareholders	216	240	667	638
Non-controlling interests in subsidiaries	9	11	25	32

	225	251	692	670

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2014

	Attributable to equity shareholders					Equity
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	670	—	670	25	695
Other comprehensive loss	—	—	—	(3)	(3)	—	(3)

Comprehensive income	—	—	670	(3)	667	25	692
Dividends	—	—	(272)	—	(272)	—	(272)
Dividend reinvestment plan	107	—	(107)	—	—	—	—
Shares issued under stock option plan	65	(9)	—	—	56	—	56
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(19)	(19)

Balance as at May 31, 2014	3,127	65	1,533	(90)	4,635	237	4,872

Nine months ended May 31, 2013

	Attributable to equity shareholders					Equity
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	635	—	635	32	667
Other comprehensive income	—	—	—	3	3	—	3

Comprehensive income	—	—	635	3	638	32	670
Dividends	—	—	(256)	—	(256)	—	(256)
Dividend reinvestment plan	91	—	(91)	—	—	—	—
Shares issued under stock option plan	56	(8)	—	—	48	—	48
Share-based compensation	—	4	—	—	4	—	4
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)
Acquisition of non-controlling interest	—	—	(20)	—	(20)	(47)	(67)

Balance as at May 31, 2013	2,897	73	1,287	(90)	4,167	254	4,421

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[millions of Canadian dollars]	2014	2013	2014	2013
OPERATING ACTIVITIES
Funds flow from operations [note 10]	393	438	1,132	951
Net change in non-cash working capital balances related to operations	5	(27)	87	(77)

	398	411	1,219	874

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(230)	(235)	(718)	(545)
Additions to equipment costs (net) [note 3]	(9)	(26)	(45)	(102)
Additions to other intangibles [note 3]	(25)	(19)	(62)	(47)
Net reduction (addition) to inventories	10	(2)	(22)	(8)
Proceeds on sale of media assets [note 4]	2	—	141	—
Proceeds on sale of cablesystem	—	148	—	398
Divestment costs	—	(5)	—	(5)
Business acquisition, net of cash acquired	—	(222)	—	(222)
Proceeds wireless spectrum license option	—	—	—	50
Refundable deposit on wireless spectrum license	—	200	—	200
Proceeds on disposal of property, plant and equipment [notes 3 and 10]	21	—	21	3
Additions to investments and other assets	(38)	(3)	(48)	(69)

	(269)	(164)	(733)	(347)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	840	590
Debt repayments	—	(1)	(969)	(1,041)
Debt retirement costs [note 6]	—	—	(7)	—
Senior notes issuance costs	—	—	(4)	—
Repayment of promissory note [note 4]	—	—	(48)	—
Issue of Class B Non-Voting Shares [note 7]	26	16	56	48
Dividends paid on Class A Shares and Class B Non-Voting Shares	(88)	(80)	(251)	(239)
Dividends paid on Preferred Shares	(3)	(3)	(10)	(10)
Distributions paid to non-controlling interests in subsidiaries	(9)	(5)	(19)	(12)

	(74)	(73)	(412)	(664)

Increase (decrease) in cash	55	174	74	(137)
Cash, beginning of the period	441	116	422	427

Cash, end of the period	496	290	496	290

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2014 were authorized for issue by the Audit Committee on June 25, 2014.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2013 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2013.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements. Additional disclosure requirements for the Company’s condensed interim consolidated financial statements are included in notes 4 and 11.

Standards and interpretations issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain. This interpretation is effective for the annual period commencing September 1, 2014 and is is not expected to have a significant effect on the Company’s financial statements.

•	IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard specifies how and when to recognize revenue as well as requiring more informative relevant disclosures. The new standard is effective for the annual period commencing September 1, 2017.

Change in accounting estimates

During the first quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period for amounts deferred under multiple element arrangements and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The changes in estimates in respect of unamortized balances at August 31, 2013 resulted in decreases to revenue and amortization as summarized below.

	Three months ended May 31, 2014	Nine months ended May 31, 2014
	$	$
Revenue	—	2
Amortization
Deferred equipment revenue	5	26
Deferred equipment costs	12	60
Property, plant and equipment, intangibles and other	18	45

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO and CFO and they review the operating performance of the Company by segments which comprise Cable, Satellite and Media. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Company recently announced that its residential and enterprise services currently included in the Cable and Satellite segments will be realigned into new Consumer and Business segments. The Company expects to commence reporting under the operating segments of Consumer, Business and Media in fiscal 2015. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
	$	$	$	$
Revenue
Cable	845	825	2,528	2,448
Satellite	220	218	658	641
Media	301	307	865	875

	1,366	1,350	4,051	3,964
Intersegment eliminations	(24)	(24)	(73)	(68)

	1,342	1,326	3,978	3,896

Operating income before restructuring costs and amortization
Cable	417	397	1,220	1,186
Satellite	70	72	205	219
Media	114	116	312	319

	601	585	1,737	1,724
Restructuring costs	(53)	—	(53)	—
Amortization	(183)	(212)	(579)	(631)

Operating income	365	373	1,105	1,093

Interest
Operating	62	75	202	233
Other non-operating	—	—	1	1

	62	75	203	234

Current taxes
Operating	101	85	281	240
Other/non-operating	(12)	(23)	(5)	(93)

	89	62	276	147

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	209	245	693	536
Satellite (net of equipment profit)	8	28	34	35
Media	3	6	7	16

	220	279	734	587

Equipment costs (net of revenue)
Cable	4	10	19	35
Satellite	9	18	37	57

	13	28	56	92

Capital expenditures and equipment costs (net)
Cable	213	255	712	571
Satellite	17	46	71	92
Media	3	6	7	16

	233	307	790	679

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	230	235	718	545
Additions to equipment costs (net)	9	26	45	102
Additions to other intangibles	25	19	62	47

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	264	280	825	694
Increase (decrease) in working capital and other liabilities related to capital expenditures	(13)	26	(18)	—
Decrease (increase) in customer equipment financing receivables	4	2	11	(10)
Less: Proceeds on disposal of property, plant and equipment	(21)	—	(26)	(3)
Less: Satellite equipment profit (2)	(1)	(1)	(2)	(2)

Total capital expenditures and equipment costs (net) reported by segments	233	307	790	679

(1)	The three and nine months ended May 31, 2014 include $53 (2013—$40) and $161 (2013—$50), respectively, related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. SALE OF MEDIA ASSETS AND ASSETS HELD FOR SALE

Transaction with Corus Entertainment Inc. (“Corus”)

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014. Sale proceeds of $141 included $2 in respect of working capital adjustments. In connection with this closing, the Company settled the non-interest bearing promissory note of $48 in respect of the net amount owing to Corus for the Food Network Canada and ABC Spark transactions which closed in fiscal 2013. The Historia and Series+ assets and liabilities disposed of were as follows:

$
Accounts receivable	5
Other current assets	4
Intangibles	93
Goodwill	4

106

Accounts payable and accrued liabilities	2
Deferred income tax liability	12

14

Real estate property

A real estate property of $11, being the estimated fair value less costs to sell, has been classified as held for sale in the statement of financial position at May 31, 2014 and August 31, 2013. The estimated fair value has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
	$	$	$	$
Employee salaries and benefits	273	224	729	665
Purchases of goods and services	521	517	1,565	1,507

	794	741	2,294	2,172

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. LONG-TERM DEBT

	May 31, 2014			August 31, 2013
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
7.50% due November 20, 2013	—	—	—	350	—	350
6.50% due June 2, 2014 (1)	—	—	—	599	1	600
6.15% due May 9, 2016	297	3	300	296	4	300
5.70% due March 2, 2017	398	2	400	398	2	400
5.65% due October 1, 2019	1,244	6	1,250	1,243	7	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
4.35% due January 31, 2024 (2)	497	3	500	—	—	—
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,349	51	4,400	4,799	51	4,850
Cdn variable rate senior notes-
Due February 1, 2016 (2)	299	1	300	—	—	—

	4,648	52	4,700	4,799	51	4,850
Other
Burrard Landing Lot 2 Holdings Partnership (3)	40	—	40	19	—	19

Total consolidated debt	4,688	52	4,740	4,818	51	4,869
Less current portion	—	—	—	950	1	951

	4,688	52	4,740	3,868	50	3,918

(1)	On February 18, 2014, the Company redeemed the 6.50% senior notes. In connection with the early redemption, the Company incurred costs of $7 and wrote-off the remaining finance costs of $1.
(2)	On January 31, 2014, the Company issued $500 senior notes at a rate of 4.35% due January 31, 2024 and $300 floating rate senior rates due February 1, 2016. The $300 senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior unsecured indebtedness. The $500 senior notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.
(3)	On February 27, 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The maturity date of the mortgage loan is November 1, 2024 and the interest rate has been fixed at 4.683%. Interest only is payable for the first five years.

7. SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2014 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2013	22,520,064	2	430,306,542	2,660	12,000,000	293
Issued upon stock option plan exercises	—	—	2,756,008	65	—	—
Issued pursuant to dividend reinvestment plan	—	—	4,314,619	107	—	—

May 31, 2014	22,520,064	2	437,377,169	2,832	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
Numerator for basic and diluted earnings per share ($)
Net income	228	250	695	667
Deduct: net income attributable to non-controlling interests	(9)	(11)	(25)	(32)
Deduct: dividends on Preferred Shares	(4)	(4)	(11)	(10)

Net income attributable to common shareholders	215	235	659	625

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	458	449	456	447
Effect of dilutive securities (1)	3	2	2	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	461	451	458	449

Earnings per share ($)
Basic	0.47	0.52	1.45	1.40
Diluted	0.47	0.52	1.44	1.39

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2014, 998,995 (2013 – 8,448,424) and 1,576,233 (2013 – 7,960,022) options were excluded from the diluted earnings per share calculation, respectively.

9. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive loss and the related income tax effects for the nine months ended May 31, 2014 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	—	3
Adjustment for hedged items recognized in the period	(5)	1	(4)
Unrealized loss on available-for-sale investment	(2)	—	(2)

	(4)	1	(3)

Components of other comprehensive loss and the related income tax effects for the three months ended May 31, 2014 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	1	—
Adjustment for hedged items recognized in the period	(2)	—	(2)
Unrealized loss on available-for-sale investment	(1)	—	(1)

	(4)	1	(3)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2014 $	August 31, 2013 $
Items that may subsequently be reclassified to income
Fair value of derivatives	1	2
Unrealized loss on available-for-sale investment	(2)	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(89)	(89)

	(90)	(87)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
	$	$	$	$
Net income	228	250	695	667
Adjustments to reconcile net income to funds flow from operations:
Amortization	184	213	582	634
Program rights	2	2	(34)	(63)
Deferred income tax expense (recovery)	(20)	31	(41)	77
CRTC benefit obligation funding	(15)	(13)	(42)	(37)
Share-based compensation	—	1	2	3
Defined benefit pension plans	3	3	(8)	(292)
Gain on sale of media assets	—	—	(49)	—
Gain on sale of cablesystem	—	(50)	—	(50)
Divestment costs	—	5	—	5
Gain on sale of associate	—	(9)	—	(9)
Accretion of long-term liabilities and provisions	1	2	4	7
Debt retirement costs	—	—	8	—
Write-down of assets [note 13]	6	—	6	—
Other	4	3	9	9

Funds flow from operations	393	438	1,132	951

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
	$	$	$	$
Interest paid	103	117	260	284
Income taxes paid (net of refunds)	12	4	137	135
Interest received	1	—	3	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	38	34	107	91
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	—	5	—
Lease transaction:
Capitalization of transponders under lease renewal	—	—	5	—
Issuance of promissory note:
Transactions with related party	—	45	—	45

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and derivative financial instruments are as follows:

	May 31, 2014		August 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instruments (2)	1	1	3	3
Investment in publicly traded company (1)	7	7	—	—
Liabilities
Long-term debt (including current portion)	4,688	5,363	4,818	5,275

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

12. RESTRUCTURING COSTS

During the current quarter, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading content and network experience company. In connection with the restructuring of its operations, the Company recorded $53 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. A total of $26 was paid during the quarter and the majority of the remaining costs are expected to be paid within the next 12 months.

13. OTHER LOSSES

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. In fiscal 2013, the Company received insurance advances of $5 related to its claim and incurred additional costs of $12 in respect of ongoing recovery activities. During the current year, the category includes additional proceeds of $6 related to the aforementioned insurance claim and also includes a refund of $5 from the Canwest CCAA plan implementation fund and a write-down of $6 in respect of discontinued capital projects.